BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

September 12 2011

VIA EDGAR AND FACSIMILE

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2010 (“2010 20-F”)
Filed March 29, 2011, as amended on June 24, 2011
File No. 000-51469

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s response to the comments contained in the letter dated August 15, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors

Risks Related to Our Corporate Structure, page 19

1. We note your disclosures beginning on page 58 with regards to equity pledge agreements between Baidu Online and their various VIEs. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China for each of the VIEs. To the extent that these agreements have not been approved or registered, then tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of Baidu Netcom, Baidu Perusal, BaiduPay and Baidu HR should they default on their obligations.

The Company respectfully advises the Staff that Baidu Online has equity pledge agreements with shareholders of each of the Company’s four VIEs, i.e., Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR. The registration of these equity pledge agreements is subject to the rules and regulations in the Measures for the Registration of Equity Pledge with the Administrative Branches for Industry and Commerce (the “Measures”) promulgated by the State Administration for Industry and Commerce, which took effect on October 1, 2008.

The status of the registrations of these equity pledge agreements with the local branch of the Administration for Industry and Commerce is as follows:

Baidu Netcom. Baidu Online initially entered into an equity pledge agreement with shareholders of Baidu Netcom on March 22, 2005. The local Administration for Industry and Commerce (the “AIC”), which has authority over the registration of this pledge agreement, informed the Company that as the initial pledge agreement with respect to Baidu Netcom was entered into prior to October 1, 2008, the effective date of the Measures, the equity share pledge agreement was not required to be registered, nor would the AIC accept an application for registration. Baidu Online recently restated its equity pledge agreement with the shareholders of Baidu Netcom as a result of change in nominee shareholders. The restated equity pledge agreement has essentially the same terms as the initial equity pledge agreement, except for a more recent execution date. The Company is in the process of submitting an application to register the restated equity pledge agreement with the AIC, which has accepted the application. Based on the Company’s prior communications with the AIC, a registration for equity pledge agreement typically can be completed within three to four months under normal circumstances.

Baidu Perusal. Similar to the situation in Baidu Netcom, the initial equity pledge agreement between Baidu Online and the shareholders of Baidu Perusal was entered into on June 19, 2006, prior to October 1, 2008, the effective date of the Measures. The AIC also held that the share pledge agreement was not required to be registered, nor would the AIC accept the application for registration. For the registration purpose, Baidu Online recently restated its equity pledge agreement with the shareholders of Baidu Perusal with essentially the same terms and is in the process of submitting the application to register the restated equity pledge agreement. Based on the Company’s prior communications with the AIC, a registration for equity pledge agreement typically can be completed within three to four months under normal circumstances.

Baidupay. The equity pledge agreement between Baidu Online and the shareholders of BaiduPay was registered with AIC on June 21, 2011, and such registration was and is subject to the Measures.

Baidu HR. The Company is in the process of submitting the application to register the equity pledge agreement between Baidu Online and the shareholders of Baidu HR with the AIC.

In summary, these equity pledges shall only become effective upon registration of such pledges with the relevant AIC under the PRC Property Rights Law. The Company has either registered the share pledge agreements or is in the process of registering the share pledge agreements. If we are unable to register the pledges, although we still can enforce the duly executive pledge agreement against the VIE shareholders, the pledges may not be effective under the PRC Property Rights Law and as a result, we may not be able to successfully enforce these pledges against third parties who acquire the equity interests in our VIEs in good-faith. The Company believes its share pledge agreements will be duly registered before the filing of the next Form 20-F and intends to furnish the restated equity pledge agreements concerning Baidu Netcom and Baidu Perusal as exhibits to its Form 20-F covering fiscal year 2011.

Risks Related to Doing Business in China, page 21

2. We note your discussion beginning on page 23 regarding the “Payment Measures” specified by the Peoples Bank of China that may require you to obtain a license by September 1, 2011 in order for the company to continue providing monetary transfer services. Please tell us the status of your license application. To the extent that you believe you will be unable to obtain the license by the required deadline, tell us what impact that may have on your financial condition, results of operations or cash flows and how you considered disclosing such information to your investors.

The Company respectfully advises the Staff that BaiduPay has applied for the license to provide monetary transfer services under the Payment Measures. The application is currently being processed by the People’s Bank of China. BaiduPay received the acceptance notice for processing after passing the document reviews and on-site examinations led by the Beijing Operation Supervision Department of People’s Bank of China. The acceptance notice authorizes BaiduPay to continue providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid card or bank card, and other payment services as specified by the People’s Bank of China after September 1, 2011. As a result, the acceptance notice effectively extends the September 1, 2011 deadline to the point in time that the People’s Bank of China makes a final decision on the Company’s case in granting the license.

Based on the foregoing, the Company expects to obtain the license. Even if the Company were unable to obtain the license, the impact on the Company’s financial statements is limited as the business of monetary transfer services is very insignificant compared to the overall business of the Company. The total customers’ deposits in BaiduPay were RMB 38 million (US$ 5.8 million) at December 31, 2010 and the revenues generated by the BaiduPay platform were RMB 0.2 million (US$ 0.03 million) for the year ended December 31, 2010. As there are many other similar third party online payment platforms available for the Company to use for its monetary transfer services, and the fees charged by these third parties are not higher than the costs incurred by BaiduPay to provide such similar services, failure to obtain the license for supporting monetary transfer services would have no impact on the Company’s business operation.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 72

3. Considering your risk factor disclosures regarding the risk and uncertainties of doing business through your VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

The Company respectfully advises the Staff that it will include in future filings of Form 20-F a discussion of the Company’s consolidation of affiliated entities policy in its critical accounting policy disclosures substantially to the effect of the following:

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of Internet, online advertising and employment agency businesses, we conduct our ICP, online advertising and employment agency businesses through our VIEs in China by means of contractual arrangements. We have entered into certain exclusive agreements with the VIEs through Baidu Online, our wholly-owned subsidiary, which obligate Baidu Online to absorb a majority of the risk of loss from the VIEs’ activities and entitle Baidu Online to receive a majority of their residual returns. In addition, we have entered into certain agreements with the VIEs, the shareholders of VIEs and the authorized individuals through Baidu Online, including but not limited to, loan agreements for the paid-in capital of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by PRC law, and share pledge agreements for the equity interests in the VIEs. Despite the lack of technical equity ownership, there exists a parent-subsidiary relationship between us and the VIEs through Baidu Online, whereby the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to Baidu Online, and Baidu Online has the power to direct the activities that most significantly impact the VIEs’ economic performance. Through the other aforementioned agreements, we demonstrate our ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIEs. Based on these contractual arrangements, we consolidate the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation, because we hold all the variable interests of the VIEs through Baidu Online, which is the primary beneficiary of the VIEs. Please refer to “Item 3.D. Risk Factors – Risks Related to Our Corporate Structure.

Liquidity and Capital Resources, page 78

4. We note your disclosure on page 79 regarding the requirements to set aside profits for statutory reserves. Please expand your disclosures in future filings to also include a discussion regarding the restricted net assets of your PRC subsidiaries and VIEs and disclose the amounts restricted for each period presented, consistent with your disclosures on page F-34. Also, tell us and disclose any significant differences between accumulated profits/losses as calculated pursuant to PRC accounting standards and regulations as compared to accumulated losses as presented in your financial statements. In addition, we note from your risk factor disclosures on page 28 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Please include in your response your proposed revised disclosure. We refer you to Item 5.B.1.(b) of Form 20-F.

The Company respectfully advises the Staff that the Company will expand its disclosure in the Form 20-F to be filed in the future to include a discussion regarding the restricted net assets of its PRC subsidiaries and VIEs and the amounts restricted for each period presented as disclosed on page F-34 of Form 20-F.

The Company respectfully advises the Staff that as of December 31, 2010, with respect to the PRC subsidiaries and VIEs, the difference between accumulated profits/losses calculated pursuant to PRC accounting standards and regulations, as compared to accumulated profits/losses according to U.S. GAAP as presented in the Company’s financial statements, is RMB22.0 million (US$3.3 million). The Company believes that this difference is insignificant compared to its RMB7.0 billion (US$1.1 billion) accumulated profits as of December 31, 2010. Accordingly, the Company does not believe it is necessary to disclose such immaterial difference in the filing.

In response to the Staff’s comment, the Company proposes to include in “Liquidity and Capital Resources” in future filings of Form 20-F the following disclosures to discuss the potential impacts of the foreign currency conversion restrictions on the company’s operations and liquidity:

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Item 6. Directors, Senior Management and Employees, page 81

5. Please tell us whether Robin Yanhong Li, your CEO, and Jennifer Li, your CFO, are related. If so, tell us your consideration to disclose their relationship.

The Company respectfully advises the Staff that Robin Yanhong Li, the Company’s CEO is not related to Jennifer Li, the Company’s CFO. Li is a common surname in China.

Item 15. Controls and Procedures, page 103

6. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company is headquartered in Beijing, China and has offices in certain other major cities in China where it maintains its sales and customer service network, such as Shanghai, Guangzhou and Shenzhen. Offices at locations outside Beijing are all operational units. All transaction processing, accounting records, financial closing and reporting functions are centralized using the Oracle system, which is handled by the finance department at the Company’s headquarters in Beijing.

I.	Internal Control Over Financial Reporting

The Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP. These controls include policies and procedures relating to both entity-wide processes, as well as activities and controls over detailed processes.

(i)	Control Environment

The Company establishes the “tone at the top” by demonstrating a commitment to integrity and high ethical values through management’s attitudes and actions. The Company has adopted a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior. As part of the Company’s new hire orientation, all new employees receive training and are required to sign an acknowledgement indicating that they have read and understood the Code of Business Conduct and Ethics. The Compliance Department monitors staff conduct on an ongoing basis. The audit committee exercises its oversight responsibility over financial reporting and the internal control over financial reporting process. The audit committee chairman, who is retired from the partner position in charge of the global capital market group of a Big 4 accounting firm, is one of the independent directors of the Company and has been serving as the audit committee financial expert and chairman since October 2005. The audit committee meets at least once each quarter with more than five meetings per year. Review meetings are held in advance of each earnings release and filing of the annual report with the Securities and Exchange Commission (the “SEC”). The Company retains individuals competent in financial reporting and related oversight roles. In addition, for anti-fraud purposes, the Company has also established whistle blowing procedures, which include a hotline and an email account monitored by the compliance staff, to collect any reports regarding potential fraud activities.

(ii)	Risk Assessment

The Company’s management is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. The Company has policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including, but not limited to, the risks of material misstatement in significant accounts and related disclosures in the financial statements. All material business contracts and changes of business contracts are required to be reviewed and approved by the accounting and reporting team and the financial controller receives detailed monthly operational reports in advance, in order to assess the accounting impact. Executive staff and senior management closely manage the business by holding regular meetings to discuss current development, sales, risks and other operational and financial matters. Internal auditors independently monitor financial reporting and business operations, regularly issue internal control assessment reports and follow through on timely implementation of any remediation actions.

(iii)	Control Activities

All the business cycle control procedures are applied to all subsidiaries and VIEs of the Company to ensure consistency of operation. Under such condition, business control procedures relating to financial reporting control objectives are standardized and centralized among the subsidiaries and VIEs. Control activities across the Company entities are also reflected at all levels of the entities, including individual operating units and business processes, such as well-defined approval hierarchy of each transaction, segregation of duties, etc. The Company has established a control approval matrix to ensure that all approvals are authorized and in accordance with the Company’s delegation of authority policy. Although the Company has offices at different locations, all related planning activities, transaction processing, accounting records, financial closing and reporting functions are centralized using the Oracle system, which is handled by the finance department at the Company’s headquarters in Beijing according to standardized chart of accounts, accounting manual and accounting system manual. The finance department completes the work of closing accounts at the end of each month by using the standardized financial closing processes, which are applied to all subsidiaries and VIEs. This approach ensures that all required procedures for financial closing are implemented consistently. To further ensure reporting accuracy, the finance department performs monthly cross-checks between actual results and forecast to facilitate month-end closing. The quarterly and annual financial reports are reviewed by the CFO and the CEO, the disclosure committee, the audit committee and the Board of Directors prior to the public releases of the quarterly earnings results and the filings of the annual report on Form 20-F with the SEC.

(iv)	Information and Communication

Furthermore, a wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems to the appropriate individuals in a timely fashion. Each of the Company’s subsidiaries and VIEs manage their financial data through the same information systems. Management performs a separate assessment of information technology controls, mainly related to three areas: entity-level controls, general controls and application controls. Management has addressed the risks arising from information technology by establishing and operating effective general computer controls and application controls, as well as detailed process controls. Every month, the finance department collects the new business activities from all business and operational departments and assesses the impact on monthly closing. Information is gathered from and disseminated to the appropriate people on a timely basis through regular executive staff meetings and senior management meetings.

Executives receive daily business information from various departments within the Company. Their staff report on key focus, key issues and execution plans on a weekly basis. Executive staff meetings generally occur on a monthly basis and include the CEO, the CFO and all vice presidents. Senior management meetings generally occur on a quarterly basis which include the Company’s executive staff and senior management from research and development, sales, product management and operation and corporate functions. During such senior management meetings, the status of business activities is reported and business planning is performed. All finance function heads including the financial controller and the head of internal audit attend the senior management meetings.

(v)	Monitoring

Finally, management monitors and assesses the effectiveness of the Company’s internal control over time and takes any necessary corrective actions as well as makes changes to controls as required when there are changes in the scope or nature of operations and the organizations. In addition, the internal audit department monitors the effectiveness of the internal control through continuous test of controls and review of control deficiencies remediation.

II.	Evaluation and Assessment of Internal Control Over Financial Reporting

The Company has adopted a “top-down risk assessment framework” (the “TDRA Framework”) to determine the scope and required evidence to support management’s assessment of the Company’s internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The Company assessed the significance of the identified risks through linking the risk to its financial statement account, relevant assertions, and related disclosures taking into account of multiple entities. The Company performs a review of the scope and complexity of operations and organizational structure of each of its entities and assesses the risk of material misstatement to the financial statements associated with the entity on a quarterly basis. The Company uses this assessment to determine the significant accounts and processes at an entity for which the related internal controls will need to be assessed, as part of the SOX404 reporting process, for design effectiveness and operating effectiveness. Evaluation criteria include materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities. Key steps include:

(i)	identifying significant financial reporting elements (accounts or disclosures);

(ii)	identifying material financial statement risks within these accounts or disclosures;

(iii)	determining which entity-level controls would address these risks;

(iv)	determining which transaction-level controls would address these risks; and

(v)	determining the nature, extent, and timing of evidence gathered to complete the assessment of in-scope controls.

III.	Internal Audit Function

The Company has an internal audit department. The internal audit department reports directly to the audit committee. The head of internal audit also has direct access to senior management, including the CFO and the CEO. The internal auditors possess and retain full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of risks assessments and audits. The internal audit department is responsible for the planning and execution of the procedures which enable management to complete its assessment of the effectiveness of internal controls.

In order to assess the effectiveness of the design and operation of the internal control activities over the financial reporting process, the internal audit department assesses risks, develops an annual plan and performs tests over financial reporting process. The internal audit department issues detailed audit updates for SOX404, and presents the audit findings and status to the audit committee on a quarterly basis. The internal audit department communicates identified deficiencies, if any, to management, requests remediation and retests the remediation controls implemented by management. Such findings and the relevant responses of the management are reported to the audit committee and the board of directors.

The internal audit department documents how it has applied the TDRA Framework to develop the scope, nature and timing of internal controls assessment to be performed. The plan also identifies the sufficiency of evidence required.

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

As a public company listed on NASDAQ, the Company maintains its books and records in accordance with U.S. GAAP. The Company has the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(i)	The Company developed its significant accounting policies under U.S. GAAP for the purpose of preparing its consolidated financial statements under U.S. GAAP.

(ii)	The Company has formulated an accounting manual in accordance with U.S. GAAP (the “Accounting Manual”), which provides guidance on the application of these accounting policies for day-to-day business transactions. The Accounting Manual is reviewed and updated on a regular basis by the financial reporting team, to reflect updates in the accounting literature as well as changes in the Company’s operations.

(iii)	The accountants prepare accounting entries for transactions they are responsible for, based on the financial data in the information systems and the review of the underlying supporting documents. The supervisors perform a quality control review on the journal vouchers including an assessment of the appropriateness of the accounting treatments. The financial planning and analysis department cross-checks the result with the budgeting system, to avoid under-recording expense and liability. The account reconciliations are reviewed by the accounting manager.

(iv)	The financial controller and the CFO review the consolidated financial statement to ensure the completeness, accuracy and adequacy of disclosures.

(v)	In addition to the controls to ensure the proper accounting treatment under U.S. GAAP for routine business transactions, the Company has controls which ensure proper accounting for non-routine and complex transactions. The financial controller attends senior management meetings (which are held generally on a quarterly basis) or other ad-hoc meetings requested on an as-needed basis, where new business transactions are discussed. The financial controller and his financial reporting team, in conjunction with the CFO, determine the appropriate U.S. GAAP treatment for such transactions based on a review of underlying documentation and discussions with the relevant members of operating management. The CFO and the financial controller review the transactions, including the accounting treatments, with senior management including the CEO.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the core reporting and review team possesses (as described in more detail below), management believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Specifically, we note from your disclosures on page 81 that the company’s CFO served as a controller of GMAC’s North American operations. Please provide more detail regarding Ms. Li’s role as controller and, in particular, please tell us more as it relates to her experience in preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations.

The Company has built a competent accounting and finance team that are involved in financial reporting. All the senior finance personnel have relevant education and work experience. The key financial reporting related personnel include: (i) the CFO, (ii) the financial controller, (iii) the head of internal audit, (iv) the financial reporting senior manager and (v) the financial reporting manager.

(i) CFO

Ms. Jennifer Li has served as the Company’s CFO since March 2008. She leads the accounting and finance function and is responsible for the quality of the Company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of its internal control over financial reporting. She has over 16 years of experience in various finance and accounting roles with companies that are SEC registrants. She holds an MBA degree from the University of British Columbia in Vancouver, B.C., Canada and a Bachelor of Arts degree from Tsinghua University in China.

Prior to joining the company, Ms. Li served as the Controller of GMAC’s North American Operations (GMAC NAO) from 2005-2008. Ms. Li played an important role in GMAC NAO’s auto finance business. As GMAC NAO’s Controller, she was responsible for GMAC NAO’s financial accounting and reporting, financial planning and forecasting, and business performance analysis functions. Her financial accounting and reporting team is responsible for all transaction processing, accounting and reporting for GMAC NAO’s auto finance business. Examples of her responsibilities include development of critical accounting policy and estimate, financial control under SOX404, design and implementation of Chart of accounts and accounting systems, regular reporting to the disclosure committee. She is also responsible for GMAC’s Form 10-Q and 10-K filings related to the auto finance business.

(ii) Financial controller

The Company’s current financial controller joined the Company in 2006. He is in charge of the daily accounting operations, period-end closing, and review of the consolidated financial statements prepared under U.S. GAAP. The financial controller holds a bachelor’s degree in economics and an MBA degree and is a member of the Chinese Institute of Certified Public Accountants. He has over 13 years of experience in accounting and reporting roles, including 5 years as the financial controller in Baidu and 8 years in a Big 4 accounting firm. In aggregate, he has more than 10 years of experience related to U.S. GAAP.

(iii) Head of internal audit

The Company’s current head of internal audit is in charge of establishing an internal audit function and developing plans for evaluating the effectiveness of the Company’s internal controls over financial reporting. The head of internal audit reports directly to the audit committee. She holds a bachelor’s degree in accounting, and is a member of the Chinese Institute of Certified Public Accountants. She has over 12 years of experience in accounting and reporting roles, including more than 7 years in Baidu and 5 years in a Big 4 accounting firm. In aggregate, she has over 8 years accounting and auditing experience related to US GAAP.

(iv) Financial reporting senior manager

The Company’s financial reporting senior manager is in charge of technical accounting and U.S. GAAP reporting. The financial reporting senior manager reviews the accounting for complex issues and the consolidated financial statements under U.S. GAAP, and supervises the period-end closing process to ensure all closing procedures adhere to accounting policies and closing checklists. The financial reporting senior manager holds a bachelor’s degree and a master’s degree in economics, and is a member of the Chinese Institute of Certified Public Accountants. She has over 10 years of experience in accounting and reporting roles, including more than 2 years in Baidu and 8 years in a Big 4 accounting firm. In aggregate, she has over 6 years accounting and auditing experience related to US GAAP.

(v) Financial reporting manager

The Company’s financial reporting manager is responsible for performing accounting research, preparing consolidated financial statements and assisting the period-end closing process. The financial reporting manager holds a bachelor’s degree with a major in environmental science and a minor in accounting, and is a member of the Chinese Institute of Certified Public Accountants. He has over 7 years of experience in accounting and reporting roles, including more than 1 year in Baidu and 6 years in a Big 4 accounting firm. In aggregate, he has over 4 years accounting and auditing experience related to US GAAP.

Furthermore, the financial controller, the head of internal audit, the financial reporting senior manager, and the financial reporting manger participate, on an ongoing basis, in training courses or conferences organized by Big 4 accounting firms and professional organizations to keep current on the latest developments in U.S. GAAP and other topics in accounting.

The CFO, the financial controller, the head of internal audit, the financial reporting senior manager, and the financial reporting manger are all full-time employees of the Company. Each has an employment agreement with the Company.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that it has not retained an accounting firm or other similar organization to prepare its financial statements or evaluate its internal controls over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that it has not retained any individuals who are not its employees and it does not employ an accounting firm or other similar organizations to prepare its financial statements or evaluate its internal controls over financial reporting.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

7. You disclose that you have entered into certain agreements with the VIEs through Baidu Online which obligates Baidu Online to absorb a majority of the risk of loss from the VIEs and entitles them to receive a majority of the residual returns and as a result you have determined you are the primary beneficiary through Baidu Online. Please revise your footnote disclosures in future filings to clarify how you absorb a majority of the risk of loss and a majority of the residual returns. In this regard, we note on page 57 that Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula. Including a discussion regarding the specifics of this agreement, as well as other contractual arrangements considered in your consolidation analysis, in your disclosure on page F-9, would provide investors with a better understanding as to why you believe you are the primary beneficiary of these entities. Please include your proposed revised disclosure in your response.

The Company proposes to include in “Note 1—Organization, Consolidation and Presentation of Financial Statements” in future filings of Form 20-F the following expanded disclosures regarding the specifics of the VIE contractual arrangements and the clarification on the determination of the primary beneficiary.

The principal terms of these agreements are described below.

Loan Agreements

Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, Baidu Online provided interest-free loans with an aggregate amount of RMB100 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from sale of the shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person. The term of the loan agreements will expire on April 26, 2014 and can be extended with the written consent of both parties before its expiration.

Each of the loan agreements amongst Baidu Online and the respective shareholders of Baidu Perusal, BaiduPay and Baidu HR contains the same terms as those described above, except that the amount of the loans extended to the respective shareholders is RMB1 million, RMB 9 million, and RMB50 million, respectively. The term of the loan agreements will expire on May 18, 2016, April 26, 2010, and December 27, 2020, respectively, and can be extended with the written consent of both parties before its expiration.

Exclusive Equity Purchase Option Agreement

Pursuant to the exclusive equity purchase option agreement amongst the shareholders of Baidu Netcom, Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The shareholders shall remit to Baidu Online any amount that is paid by Baidu Online or its designated person in connection with the purchased equity interest. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions from Baidu Netcom to its shareholders shall be paid to Baidu Online in full amount. Baidu Online shall provide unlimited financial support to Baidu Netcom, if in the normal operation of business, Baidu Netcom shall become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from Baidu Online, Baidu Online shall unconditionally forgive any such loans to Baidu Netcom given that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. The term of this agreement will expire on March 21, 2015 and can be extended with the written consent of Baidu Online before its expiration.

Each of the exclusive equity purchase option agreements amongst Baidu Online and Baidu Perusal, BaiduPay and Baidu HR and their respective shareholders contains the same terms as those described above. The term of each agreement with Baidu Perusal, BaiduPay, and Baidu HR will expire on May 18, 2016, April 26, 2020 and December 27, 2020, respectively, and can be extended with the written consent of Baidu Online before its expiration.

Proxy Agreement/Power of Attorney Agreement

Pursuant to the proxy agreement between Baidu Online and the shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) designated by Baidu Online. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint the person(s) designated by Baidu Online as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. The term of the proxy agreement will expire on August 25, 2021 and can be extended with the written consent of both parties before its expiration. The term of the power of attorney agreement will expire on December 27, 2017.

Each of the proxy agreements amongst Baidu Online and the shareholders of Baidu Perusal, BaiduPay, and Baidu HR contains the same terms as those described above. The term of each agreement with the shareholders of Baidu Perusal, BaiduPay, and Baidu HR will expire on June 22, 2016, April 26, 2020 and December 27, 2020, respectively, and can be extended with the written consent by both parties before its expiration. Each of the power of attorney agreements executed by the shareholders of Baidu Perusal, BaiduPay and Baidu HR contains the same terms as those described above. The term of each agreement executed by the shareholders of Baidu Perusal, BaiduPay and Baidu HR will expire on June 22, 2016, April 27, 2020 and December 27, 2020, respectively.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. Baidu Online has the right to appoint senior executives of Baidu Netcom. The shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement will expire on March 21, 2015 and can be extended only with the written consent of Baidu Online before its expiration.

Each of the operating agreements amongst Baidu Online and Baidu Perusal, BaiduPay, and Baidu HR and their respective shareholders contains the same terms as those described above. The term of each agreement with Baidu Perusal, BaiduPay and Baidu HR will expire on June 22, 2016, April 26, 2020 and December 27, 2020, respectively, and can be extended only with the written consent of Baidu Online before its expiration.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom pays a monthly service fees to Baidu Online based upon a pre-agreed formula as defined in the agreement. Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The term of this agreement will expire on March 21, 2015 and can be extended with the written consent of both parties before its expiration. If both parties have not reached any agreement on such extension, the exclusive technology consulting and services agreement shall be extended for one year automatically at its expiration (including the expiration of the term subsequently extended) unless Baidu Online terminates the agreement with written notice before the expiration.

Each of the exclusive technology consulting and services agreements between Baidu Online and Baidu Perusal, BaiduPay, and Baidu HR contains the same terms as those described above. The term of each agreement with Baidu Perusal, BaiduPay and Baidu HR will expire on June 22, 2016, February 27, 2018 and December 27, 2020, respectively, and can be extended with the written consent of both parties before its expiration. If both parties have not reached any agreement on such extension, the exclusive technology consulting and services agreement shall be extended for one year automatically at its expiration (including the expiration of the term subsequently extended) unless Baidu Online terminates the agreement with written notice before the expiration.

License Agreements

Baidu Online and Baidu Netcom entered into a software license agreement, a trademark license agreement, a domain name license agreement and a web layout copyright license agreement (collectively, the “License Agreements”). Pursuant to the License Agreements between Baidu Online and Baidu Netcom, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license, a webpage copyright license, a trademark license, and a domain name license. Baidu Netcom may only use the licenses in their own business operations. Baidu Online has the right to adjust the service fees at its sole discretion The original term of the software license agreement expired in March 2010 and was renewed on March 11, 2010 for an additional five years. The renewed term will expire on March 10, 2015. The software license agreement may be extended by both parties in writing upon the expiration of this agreement. The original term of the trademark license agreement, domain name license agreement and web layout copyright license agreement expired on March 1, 2009 and was renewed for an additional five years. The renewed term will expire on February 28, 2014.

Baidu Online entered into a trademark license agreement, domain name license agreement and web layout copyright license agreement with both Baidu Perusal and BaiduPay. Each of the license agreements between Baidu Online and Baidu Perusal, and Baidu Online and BaiduPay contains the same terms as those described above. The term of each agreement is 5 years from the execution date of the agreement on June 23, 2006 and February 28, 2008, respectively, and shall be extended for one year automatically at its expiration unless Baidu Online provides written notice not to extend the agreements prior to their expiration.

Baidu Online and Baidu HR have not entered into any license agreements as of December 31, 2010. The license agreements with Baidu Perusal were extended automatically for one year on June 23, 2011 which will expire on June 22, 2012.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or its shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after expiration of the term or the fulfillment by Baidu Netcom and its shareholders of their respective obligations under the exclusive technology consulting and service agreement and the loan agreement.

Each of the equity pledge agreements amongst Baidu Online, Baidu Perusal, BaiduPay, and Baidu HR and the respective shareholders contains the same terms, including term period, as those described above.

Through the design of the aforementioned agreements, the shareholders of the VIEs effectively assigned their full voting rights to Baidu Online, which gives Baidu Online the power to direct the activities that most significantly impact the VIEs’ economic performance. Baidu Online obtains the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by PRC law. Baidu Online is obligated to absorb a majority of the expected losses from the VIEs’ activities through providing unlimited financial support to the VIEs and is entitled to receive a majority of residual returns from the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, Baidu Online is determined to be the primary beneficiary of the VIEs. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VIEs through these contractual agreements, and the Company consolidates the VIEs through Baidu Online.”

8. In addition, we note from your disclosures beginning on page 57 that the term for most of the contractual agreements with your VIEs is “ten years from the date thereof.” Please revise in future filings to disclose the actual maturity date for each of the agreements discussed. Also, tell us how you consider the pending maturities of your various contractual arrangements and the terms for renewal when determining whether consolidation of the VIEs is still appropriate.

The Company proposes to include in “Note 1 – Organization, Consolidation and Presentation of Financial Statements” in future filings of Form 20-F the actual maturity date of each of the agreements discussed in the proposed disclosures in response to comment 7 above.

The Company respectfully advises the Staff that amongst all of the contractual agreements related to the VIEs, only certain license agreements, which were noted in the proposed disclosure in response to comment 7, have expired and been extended prior to the expiration. The renewal of the loan agreement, the exclusive technology consulting and services agreement, and the proxy agreement is subject to the consent of all parties to the agreement, and the renewal of all the other agreements is at the sole discretion of Baidu Online. Given that the shareholders of the VIEs are employees of the Company who are designated by Baidu Online to hold the equity interests of the VIEs when the VIEs are established by Baidu Online, and in the event that the shareholders of the VIEs cease to be the employees of the Company, Baidu Online has the right to designate other individuals to be the shareholders of the VIEs, the renewal of the contractual agreements is effectively controlled by Baidu Online. To remove the risk of not being able to renew the contractual agreements, the Company is planning to enter into supplemental agreements with the VIEs and their shareholders to amend the term of each of the agreements to be effective for the entire operating term of each VIE.

9. Further please tell us how your footnote disclosures address the types and nature of the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations. For example, we note your risk factor disclosures beginning on page 19 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Tell us how you considered including a discussion of such risks in your financial statement footnote disclosures pursuant to ASC 810-10-50-2.

The Company proposes to include in “Note 1—Organization, Consolidation and Presentation of Financial Statements” in future filings of Form 20-F the following disclosure with respect to risks involved in conducting operations through contractual arrangements and the uncertainties in the PRC legal system:

In the opinion of the Company’s PRC counsel, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any future PRC laws or regulations and could limit the Company’s ability, through Baidu Online, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the above aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

10. Tell us how you considered including quantitative information regarding the company’s involvement with each of your VIEs, including the size of the VIE in terms of revenues, costs, income, assets and liabilities. We refer you to ASC 810-10-50-2AA.

The Company respectfully advises the Staff that the Company understands ASC 810-10-50-2AA requires the disclosure of quantitative information regarding the Company’s involvement in the VIEs and the size of the VIEs in term of revenues, income, assets and liabilities, and noted some other registrants disclosed such information in their Form 20-F. However, the size of VIEs is not significant compared to the size of the Company, as shown in following table of the combined financial information of the VIEs. Therefore, the Company proposes not to disclose such quantitative information due to the VIEs’ insignificant revenue contribution and assets.

	As of December 31,
	2009		2010
	RMB	% of consolidated basis	RMB	US$	% of consolidated basis
	(In thousands, except for percentages)

Total assets	611,547	9.9%	1,194,045	180,916	10.8%
Total liabilities	366,682	26.1%	852,945	129,234	32.3%

	For the years ended December 31,
	2008		2009		2010
	RMB	% of consolidated basis	RMB	% of consolidated basis	RMB	US$	% of consolidated basis
	(In thousands, except for percentages)

Total revenues	622,964	19.5%	934,814	21.0%	1,832,629	277,671	23.2%
Net income	19,362	1.8%	27,263	1.8%	46,234	7,005	1.3%

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. Creditors of the VIEs have recourse to the general credit of Baidu Online as Baidu Online agrees to be the guarantor of the VIEs in the contracts or transactions entered into between the VIEs and any third party in connection with the VIEs’ business and operations, to provide full guarantees for the performance of such contracts or transactions by the VIEs.

Note 3. Investments

Equity Method Investments, F-23

11. We note that despite holding 100% of Qiyi.com’s common shares, you account for such investment under the equity method due to certain substantive participating rights provided to the convertible redeemable preferred shareholders. Please describe further such rights and tell us how you considered the guidance in ASC 810-10-25-11 and 25-12 in concluding that consolidation of this entity is not appropriate.

The Company respectfully submits that although the Company holds 100% of the ordinary shares in Qiyi.com, Inc., it does not control Qiyi.com, Inc. due to having only two out of the total five seats on the board of directors of Qiyi.com, Inc., and the board of directors has the ultimate responsibility for the management and control of Qiyi.com, Inc. All material decisions of Qiyi.com, Inc. require the affirmative approval of a majority of the members of the board of directors, subject to the provisions of participating rights, which are described below. In addition, Providence Equity Partners (“Providence”), the Series A convertible redeemable preferred shareholder who owns 38% of the issued and outstanding shares of Qiyi.com, Inc. on an as-converted basis, is provided with certain substantive participating rights in Qiyi.com, Inc., which do not allow Qiyi.com, Inc. to take certain actions without the affirmative votes of Providence and the Company, as long as Providence owns, in the aggregate, at least 8% of the issued and outstanding capital stock of Qiyi.com, Inc., on an as-converted basis. The substantive participating rights include, but are not limited to, appointment or changing the compensation of any executive officer or member of senior management, approving business plan, budget plan, asset disposal plans, capital expenditure plans, loan plans or cause or make material changes thereto. In accordance with ASC 810-10-25-11 to 12, Substantive Participating Rights, these rights are substantive participating rights because, in the aggregate, they allow Providence, the noncontrolling shareholder, to effectively participate in decisions that occur as part of the ordinary course of Qiyi.com, Inc.’s business and are significant factors in directing and carrying out the activities of the business.

As a result of the lack of control of the board of directors of Qiyi.com, Inc. and the existence of the substantive participating rights provided to Providence, the convertible redeemable preferred shareholder, the Company concluded that the consolidation of Qiyi.com, Inc. is not appropriate and the investment in Qiyi.com, Inc. should be accounted for under the equity method.

Note 12. Commitments and Contingencies

Litigation, page F-33

12. We note from your disclosures on page 90 that from time to time, you have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. We further note from your disclosures on page F-33 that as of December 31, 2010, the plaintiffs claimed compensation of RMB132.95 million (US$20.14 million). With regards to such disclosures, please tell us and revise you disclosures in future filings to address the following:

•

Tell us your consideration to include in the financial statement footnote disclosures a discussion regarding the complaints filed by three record companies in March 2008. In addition, tell us the amount that you were ordered to pay and clarify what amounts have been accrued for this matter;

The Company respectfully submits that as of the filing of Form 20-F on March 29, 2011, no court ruling had been issued with respect to the complaints filed by three record companies in March 2008 disclosed on pages 90 and 91 of Form 20-F. Therefore, Company was not ordered to pay any consideration and no amount was required to be accrued for this matter because management believes it is not probable that a liability was incurred and the amount of loss cannot be reasonably estimated.

The Company has signed a landmark agreement on July 19, 2011 for the distribution of digital music with One-Stop China (OSC), a joint venture whose shareholders are the three record companies that filed claims against the Company in March 2008. OSC agreed to license to Baidu the music in their catalogues and upcoming new releases at the amount of consideration mutually agreed between OSC and the Company. As a result of this landmark agreement, the three record companies have withdrawn their claims against the Company. Therefore, the Company is not required to disclose such complaints in the filing of Form 20-F for 2011.

•	Tell us your consideration to include a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;

The Company regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC subtopic 450-20 (“ASC 450-20”), Loss Contingencies, specifically ASC 450–20–25–2, and to determine whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. The Company has accrued certain amounts for probable losses subject to reasonable estimation in each of the years ended December 31, 2010, 2009 and 2008, which were immaterial to warrant additional disclosures.

In response to the Staff’s comment, the Company proposes to include in “Note 2 – Summary of Significant Accounting Policies” in future filings of Form 20-F the following accounting policy for accruing for legal contingencies:

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if the financial statements would be otherwise misleading.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible and material, then the Company discloses an estimate of the possible loss or range of loss, if such estimate can be made or discloses that an estimate cannot be made. The assessments whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of possible loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any. Accordingly, for many proceedings, the Company is currently unable to estimate the loss or a range of possible loss. For a limited number of proceedings, the Company may be able to reasonably estimate the possible range of loss in excess of any accruals. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. However, an adverse resolution of one or more of such matters could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.

•

You indicate that the company does not expect the “outcome of the matters discussed above” will have a material adverse effect on your financial statements. Please clarify to which matters you are referring. In this regard, tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses;

The Company respectfully submits that the “matters discussed above” refer to the legal proceedings disclosed on page F-33 with more specific information disclosed on pages 90 and 91 under Item 8.A. The Company has considered both asserted and unasserted claims when making the determination about recording and disclosing legal contingencies. With respect to the asserted claims, the Company follows the policy stated above to evaluate whether they are required to be recorded or disclosed. Pursuant to ASC 450–20–50–6, the Company is not required to disclose a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless the Company considers it is probable that a claim will be asserted, and there is a reasonable possibility that the outcome will be unfavorable. At December 31, 2010, the Company was not aware of any unasserted claims or assessments that satisfy these criteria. Accordingly, the Company did not disclose a loss contingency related to such unasserted claims. However, the Company regularly evaluates any such potential claims or assessments and will include appropriate disclosures when required.

•

In addition, please clarify your reference to “outcome.” For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else;

•

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

•	Please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

The Company respectfully submits that “outcome” refers to the amount that is required to be accrued when a loss contingency is both probable and estimable, and/or the range of the possible loss in excess of the amount accrued, if any, when a loss contingency is reasonably possible. For the legal proceedings or claims as of December 31, 2010, the contingent loss accrued and the range of possible loss in excess of the amount accrued were immaterial, both individually and in aggregate.

In response to the Staff’s comment, the Company proposes to include in “Note 12 – Commitments and Contingencies” in future filings of Form 20-F the following disclosure, in accordance with ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y:

With respect to those legal proceedings or claims for which at least a reasonable possibility exists that a loss exceeding amounts already recognized may have been incurred, management is unable to estimate the loss or a range of possible loss, because the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any, and the estimate for the loss or a range of possible loss cannot be made.

In response to the Staff’s comments, the Company has provided the proposed revised disclosures with respect to the accrual of loss contingencies that the Company intends to include in future filings of Form 20-F above.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 8262-1188, Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/S/ JENNIFER LI
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing